Filed Pursuant to Rule 424(b)(3)
Registration No. 333-215274

COLE CREDIT PROPERTY TRUST V, INC.
SUPPLEMENT NO. 12 DATED MARCH 7, 2018
TO THE PROSPECTUS DATED AUGUST 1, 2017
This document supplements, and should be read in conjunction with, the prospectus of Cole Credit Property Trust V, Inc. dated August 1, 2017, Supplement No. 7 dated November 28, 2017, which superseded and replaced all previous supplements to the prospectus, Supplement No. 8 dated December 7, 2017, Supplement No. 9 dated January 5, 2018, Supplement No. 10 dated February 1, 2018, and Supplement No. 11 dated February 8, 2018. Unless otherwise defined in this supplement, capitalized terms used in this supplement shall have the same meanings as set forth in the prospectus, as supplemented to date.
The purpose of this supplement is to describe the status of the follow-on offering of shares of Cole Credit Property Trust V, Inc.
OPERATING INFORMATION
Status of Our Follow-On Offering
The registration statement for our follow-on offering of $1,500,000,000 in shares of common stock was declared effective by the U.S. Securities and Exchange Commission on August 1, 2017. Of these shares, we are offering up to $1,200,000,000 in shares of common stock pursuant to the primary portion of our follow-on offering, consisting of two classes of shares: $660,000,000 in shares of Class A common stock (Class A shares) and $540,000,000 in shares of Class T common stock (Class T shares). We are also offering up to $300,000,000 in shares pursuant to the distribution reinvestment plan portion of our follow-on offering. We reserve the right to reallocate shares offered among the classes of shares and between our primary offering and our distribution reinvestment plan.
During the month of February 2018, we accepted investors’ subscriptions for, and issued, a total of approximately 202,000 shares of our common stock in our follow-on offering, resulting in gross proceeds to us of approximately $5.1 million, consisting of approximately 161,000 shares of our common stock in our primary offering, resulting in gross proceeds to us of approximately $4.2 million ($2.5 million in Class A shares and $1.7 million in Class T shares), and approximately 41,000 shares of our common stock pursuant to our distribution reinvestment plan, resulting in gross proceeds to us of approximately $979,000. As of February 28, 2018, we had accepted investors’ subscriptions for, and issued, a total of approximately 1.3 million shares of our common stock in our follow-on offering, resulting in gross proceeds to us of approximately $34.1 million ($22.2 million in Class A shares and $11.9 million in Class T shares; including shares issued pursuant to our distribution reinvestment plan). As of February 28, 2018, approximately $1.5 billion in shares of our common stock remained available for sale in our follow-on offering. Combined with our initial public offering, we have issued a total of approximately 16.7 million shares of our common stock in our initial offering and our follow-on offering, resulting in gross proceeds to us of approximately $419.1 million ($381.8 million in Class A shares and $37.3 million in Class T shares; including shares issued pursuant to our distribution reinvestment plan) as of February 28, 2018.
We will offer shares of our common stock pursuant to the follow-on offering until August 1, 2019, unless our board of directors terminates this offering at an earlier date or all shares being offered have been sold. If all of the shares we are offering have not been sold by August 1, 2019, we may extend this offering as permitted under applicable law. In addition, at the discretion of our board of directors, we may elect to extend the termination date of the offering of shares reserved for issuance pursuant to our distribution reinvestment plan until we have sold all shares allocated to such plan through the reinvestment of distributions, in which case participants in the plan will be notified. This offering must be registered in every state in which we offer or sell shares. Generally, such registrations are for a period of one year. Thus, we may have to stop selling shares in any state in which our registration is not renewed or otherwise extended annually. We reserve the right to terminate this offering at any time prior to the stated termination date.

    CCPT5-SUP-12E